IN MEDIA CORPORATION
                         4920 El Camino Real, Suite 100
                               Los Altos, CA 94022

May 23, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.W.
Division of Corporate Finance
Washington, D.C. 20549

     Re: In Media Corporation
         Form 10-K for the Fiscal Year Ended December 31, 2110
         Filed March 31, 2011
         File number: 333-146263

Dear Sir,

We attach our responses to your comments on our Form 10-K for the year ended December 31, 2010 as delivered by fax letter on April 29, 2011. Our responses are numbered to match the comment number listed in that fax letter. Subject to your acceptance of our responses we will file an amended Form 10-K where indicated, otherwise your comments and our responses will be noted and considered in our future filings.

1. INTERACTIVE DATA BOX

We have noted your comment and understand and expect to mark the box in our next 10Q for the quarter ended June 30, which will be our first XRBL filing.

2. AGGREGATE MARKET VALUE OF NON-AFFILIATE HOLDINGS

We will note this in future Form 10-K filings. For the record we have calculated that "The aggregate market value of the common shares held by non-affiliates at June 30, 2010 based on the closing price of such shares was $13,934,400."

3. CAUTIONARY NOTE

We have noted your comment and, in future filings, will state: "Except as required by law, we expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with
them,   after  the  date  of  this  filing  to  reflect  events  or  changes  in circumstances or changes in expectations or the occurrence of anticipated events."

4. BUSINESS

We have noted your comment and will include the material provisions of the license and service agreements with Numerity Corporation, and the Distribution Agreement with our Chinese distributor in our future filings. We intend to file an Amended Form 10-K to include Exhibits relating to the Numerity License
Agreement, the Numerity Service Agreement, and Chinese Distribution Agreement, and amendments thereto.

5. BACKGROUND

We named Comcast, ATT and Direct TV as typical examples of video content providers, but we have not entered into any agreements or understandings with these companies and in our future filings we will revise this note to avoid offering specific names as examples.

6. PRODUCTS

Numerity Corporation owns the rights to over 4,000 video titles and, as an inducement to enter into the License Agreement mentioned in Response 4 above, agreed to allow IN Media, orally and without charge, to make the content available to IN Media's customers, either as a direct revenue subscription service, or as part of a purchased bundled hardware system. This library includes digital master files of old movies, concerts, speeches, and sports events which can be downloaded over the internet by consumers who wish to subscribe to our content service. We are currently designing and setting up a web based server to distribute selected content on-line to subscribers among our future installed base of customers who purchase our set top box. Although our launch and ramp-up of hardware sales has been delayed by limited financial resources, we believe we may also have an opportunity to sell video content subscriptions to consumers and third party distributors through our web site. We will elaborate on these rights in future filings.

7. DEVELOPMENT STAGE OPERATIONS

The Company has entered into a form of distribution agreement with IN.TV (China) Ltd ("Distributor") to sell IN Media products and IPTV services in China. Under the agreement, the Company is obliged to pay Distributor 20% of subscription fees collected on accounts introduced by the Distributor. The agreement runs for five years and is subject to automatic annual renewals thereafter. In future filings, we will describe the nature of our distribution channels.

8. MORE INFORMATION

We have noted your comment and will delete the room number in future filings.

9. RULE 144 SALES

We have noted your comment and will make sure we reference the correct documents in future filings.

10. PROPERTIES

Our properties are suitable for our current needs and we will make this disclosure in future filings.

11. PROPERTIES

The office space we use is part of Numerity Corporation's office in Los Altos, California. Numerity leases the property from the landlord on a month to month basis, and allows us to use their office and meeting room without charge. There is no written agreement regarding this arrangement. We will disclose the terms of this arrangement in future filings.

12. RECENT UNREGISTERED SECURITIES

We would advise you that other than the 145,618 fully-paid shares issued in conversion of $30,000 of convertible debt, we did not sell any equity securities which were not registered under the Securities Act of 1933 during the year ended December 31, 2010 that were not otherwise disclosed in this annual report on Form 10-K, in our quarterly reports on Form 10-Q, or in our current reports on Form 8-K filed during the year ended December 31, 2010.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS

We have noted your comment and we intend to change the safe harbor note to read "The information in this Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This Act provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements other than statements of historical fact made in this report are forward looking. In particular, the statements herein regarding industry prospects and future results of operations or financial position are forward looking statements. Forward-looking statements reflect management's current expectations and are inherently uncertain. Our actual results may differ significantly from management's expectations."

We also intend to change the Forward looking note to read "The following discussion and analysis should be read in conjunction with the financial statements of In Media Corporation, included herewith. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment of our management." We will file an Amended Form 10-K in respect of both changes.

13. RESULT OF OPERATIONS SRI LANKA TIME LIMIT.

There is no time limit set out in the purchase order and it can be cancelled at any time. We are in discussion with this customer and have explained our need to secure financing before we can ship any product. In view of our product development and upgrade roadmap, the customer is prepared to wait some time in order to secure a better featured product at the same price, however, he has indicated that we are on a month to month basis, and if he finds better sourcing at the same or better price, the order will be cancelled. We will address the time limits on extended purchase orders in future filings.

14. DATES AND NUMBERS

We have noted your comment and will properly disclose accurate dates and numbers in future filings to avoid further errors.

15. LIQUIDITY AND CAPITAL

Our operating expenses are very low with management and consultants working for equity, using their own phones office equipment and supplies, paying their own travel expenses, and working in a rent-free office location. Our remaining overhead expenses relate to compliance costs, and our audit, legal, EDGAR filing and share registration and communication service are currently costing approximately eighty thousand dollars a year. We believe that we can continue to finance these costs, and pay off overdue accounts payable through the sale of convertible notes, and we raised an aggregate $200,500 by this means during the year ended December 31, 2010.

In addition to our overheads we have costs of marketing, sales support, and production as well as ongoing product design and development. We are relying on our customers, distribution partners and manufacturing sub-contractors to assist us by providing their support and hope that we can match customer and supplier letters of credit to cover future order transactions. We have accumulated significant debt from Numerity Corporation and as a result of the common link with our CEO, Nick Karnik, Numerity has agreed to continue to extend credit. Whenever creditors become more pressing, we plan to offer settlement by means of issuing restricted stock in lieu of cash payment.

Our access to capital is therefore severely limited until such time as we start to generate cash flow from operations, and if we are no longer able to raise capital by the issuance of convertible notes, or obtain services for stock, or secure extended credit, there would be a severe risk that we would not be able to pay our bills, and the Company may be forced into liquidation.

We will address your comments on liquidity and capital resources more fully in our future filings.

16. SHORT-TERM FUND RAISING ACTIVITIES

During the S-1 filing and registration process we were prevented by regulation from raising external equity finance from third parties. Since we needed cash to pay our current expenses and overdue accounts payable, we decided that we would raise cash from the sale of convertible notes, which forced us to terminate our simultaneous fund raising through our S-1 offering.

We will address your comments on liquidity and capital resources more fully in our future filings.

17. AUDIT OPINION

We have noted your comment and will have our auditor issue a revised report changing 2009 to 2010. We will file an Amended form 10-K to include this revised audit report.

18. BALANCE SHEETS LICENSING AGREEMENT

We intend to add the following note J PREPAID EXPENSES AND LICENSE FEES to Note 2 of Significant Accounting Policies. "In November 2008, the Company and
Numerity Corporation entered into a license agreement ("License Agreement") under which Numerity agreed to grant the Company a non-exclusive, perpetual license to the software and source code for the design of our IPTV set top box ("STB") including streaming, storage, encoding and billing modules as well as the designs and schematic drawings for the actual STB. The License provided for the first one hundred thousand units to be shipped royalty free, the next one hundred thousand units shipped to be subject to a royalty payment of $50 per unit, and additional units thereafter subject to a royalty payment of $20 per unit. To date the Company has not shipped any STB units, and has therefore not incurred any royalty expense, however, as and when STBs are shipped in future periods, the Company will accrue all royalty obligations payable, and charge the cost of royalties to cost of sales in the periods incurred. Additionally, as part of the License Agreement, Numerity agreed to provide technical support, upgrades and enhancements in exchange for a maintenance fee of $415,000 per annum. The Company capitalized the maintenance fee as a prepaid license expense, and amortizes the prepayment in equal installments over the term of the maintenance agreement." We will file an Amended Form 10-K to include this additional information.

19. BALANCE SHEETS CONVERTIBLE NOTES

On consideration, We have noted your comment and agree in respect of the due dates for the convertible notes and we will reclassify the convertible notes as current liabilities when we file an Amended Form 10-K.. As regards the amount due to Numerity, both the Company and Numerity recognize that with the current financial resources available, or likely to be available in the next year from operations or external funding, the Company is in no position to make any payments of this obligation, and Numerity has agreed to extend the due date for this debt until the Company is in a position to pay. Accordingly we believe this debt is best shown as a long-term liability.

20. CASH FLOW DIRECTORS LOAN

The director's loan was created when a former director billed the Company for his time which was accrued as an operating expense, but not paid since the Company was short of cash. Following the merger, this director resigned and subsequently agreed to waive the debt. In considering the application of SAB 5T we believe this does not apply because there was no compensation paid by or to an officer or shareholder, since the net result was as if the entire transaction never happened. If there were no net transaction we do not believe there was any net compensation, and therefore no capital contribution was ever capable of being completed.

Similarly we regard the waiver of the amount due to Numerity as a round trip transaction. Initially, we recognized expenses relating to Numerity's input, which we accrued but could not pay due to lack or resources. Subsequently, because of the delay in Numerity getting our product ready for market, IN Media challenged, and secured agreement from Numerity to change the terms, resulting in a reversal of the expense and related payment. There was no net compensation received by the Company from Numerity and therefore we do not believe it is appropriate to recognize these reversals of expenses as capital contributions under SAB 5T.

Provided you agree with our position we do not intend to revise this information in our Amended Form 10-K.

21. ISSUANCE OF STOCK IN MERGER

We have noted your comment and will revise the caption to read "Increase (decrease) in net assets and liabilities consequent to the merger". We will include this revision in our Amended Form 10-K.

22. LOAN FROM DIRECTOR

We have noted your comment and will revise our cash flow to show changes in loan from director as a financing activity rather than an operational activity when we file our Amended Form 10-K.

23. TRES ESTRELLAS SHARES ON ACQUISITION

We have noted your comment and will disclose the following revised with our Amended form 10-K.

                              IN MEDIA CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

            STATEMENTS OF SHAREHOLDERS' EQUITY AND RETAINED EARNINGS

                                                                                              Additional
                                                                                Common        During the       Deficit
                                                  Common           Stock        Paid-in      Development     Accumulated
                                                  Stock #          Amount       Capital         Stage           Total
                                                ------------     ---------     ---------     -----------      ---------
Balance December 31, 2007                         33,500,000     $  33,500     $ 221,500     $   (20,759)     $ 234,241
Net loss, year ended December 31, 2008               (32,038)      (32,038)
                                                ------------     ---------     ---------     -----------      ---------

Balance, December 31, 2008                        33,500,000     $  33,500     $ 221,500     $   (52,797)     $ 202,203
                                                ============     =========     =========     ===========      =========
Shares issued by In Media Corporation,
 October 30, 2009 to acquire  Tres Estrellas      11,500,000     $  11,500     $  23,500     $   (50,965)     $ (15,965)
Net loss through Dec 31, 2009                                                                   (716,586)      (716,586)
                                                ------------     ---------     ---------     -----------      ---------

Balance December 31, 2009                         45,000,000     $  45,000     $ 245,000     $  (820,348)     $(530,348)
                                                ============     =========     =========     ===========      =========
Net loss for year ended December 31, 2010                                                    $   (869,932)    $(869,932)
Issuance of Common stock to consultants              417,000     $     417     $ 397,083                        397,500
Isuance of Common Stock in conversion of notes       145,618           146        29,854                         30,000
                                                ------------     ---------     ---------     -----------      ---------

Balance December 31, 2010                         45,562,618     $  45,563     $ 671,937     $(1,690,280)     $(972,780)
                                                ============     =========     =========     ===========      =========

24. CONVERTIBLE DEBT INSTRUMENTS

In reading the materials published under ASC 470-20-25-4 we recognize the two components of a convertible debt; namely an interest bearing note, and an opportunity to purchase equity securities, and the resulting need to allocate the overall cost between the two components. Although the form of the convertible notes issued by the Company conforms to the traditional components described in ASC 470, our financial position puts us in a position where there is only one effective outcome. We are unable to repay the Notes since we have minimal cash, the money raised by the notes is spent on operating expenses, and we have no other ways to generate the means of repaying the note until such time as we can secure positive cash flow from operations. Accordingly the issuance of the notes is simply a way to sell common stock, and the convertible note format is a convenient way for the purchaser to package the purchase in a way that reduces their exposure to market price volatility while Rule 144 ownership tenure is accruing. This viewpoint explains our conclusion on the treatment of our convertible notes.

25. EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

We have noted your comment and confirm that management's conclusion of the effectiveness of our disclosure controls and procedures are based on the entire definition of control disclosure and procedures, such definition is as follows:

The term internal control over financial reporting is defined as a process designed by, or under the supervision of, the issuer's principal executive and principal financial officers, or persons performing similar functions, and effected by the issuer's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

     1. Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;

     2. Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and

     3. Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer's assets that could have a material effect on the financial statements.

We confirm that we will comply with this definition in future filings.

26. MANAGEMENT RESPONSIBILITY FOR INTERNAL CONTROLS

We acknowledge that management is responsible for establishing and maintaining adequate internal control over financial reporting, and confirm that we will include this statement in future filings.

27. INTERNAL CONTROL CONCLUSION

We have noted your comments and will delete the variables in the event of future growth. Thus, our conclusion in our Amended Form 10-K shall be as follows:

"Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2010."

Further to your comments, if and when the Issuer experiences significant growth, the Issuer will examine these factors and properly re-evaluate its internal controls and procedures.

28. EFFECTIVE CONTROLS AND PROCEDURES

We have noted your comments and will delete the variables in the event of future growth. Since these variables have not affected our internal controls and procedures at this stage of our development, we shall revise our conclusion in our Amended Form 10-K to read as follows: "Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2010."

29. CHANGES IN CONTROLS

We have noted your comments and will delete disclosure regarding the variables in the event of future growth (including, but not limited to, the engagement of a third party to assist in the preparation of our financial statements, as we subsequently engaged this person as our principal financial officer) . Since these variables have not affected our internal controls and procedures at this stage of our development, our conclusion shall be as follows:

Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2010.

30. AUDIT COMMITTEE

We have noted your comment. As our stock is listed on the Over The Counter Bulletin Board, there is no requirement for an audit committee financial expert nor is there a requirement for an audit committee.

31. CERTAIN LEGAL PROCEEDINGS

We have noted your comment and will amend this section in future filings to disclose legal proceedings over the previous ten years.

32. COMPLIANCE WITH SECTION 16(A)

Delinquencies under Section 16(a) are as follows:

     Nitin Karnik, CEO and Director did not file Form 3 when he became CEO of the Company upon merger on October 30, 2009. Form 3 was subsequently filed on April 7, 2011.

     Nitin Karnik, CEO and Director did not file Form 4 following an acquisition by his spouse on June 21, 2010, and disposals by his spouse on July 7, 2010, Feb 15, 2011, Feb 17, 2011, Feb 18, 2011, Feb 23, 2011, Feb 24, 2011,
     Feb 25, 2011,  Feb 28, 2011,  Mar 1, 2011, Mar 2, 2011, Mar 3, 2011, Mar 4,
     2011, Mar 7, 2011 and Mar 22, 2011. Form 4s were subsequently filed on May 3, 2011.

     Nitin Karnik, CEO and Director did not file Form 5 at the end of 2009, 2010 or 2011. Form 5 was subsequently filed on April 7, 2011.

     Dan Mabey, Director did not file Form 3 when he was appointed on April 10, 2010. Form 3 was subsequently filed on April 7, 2011.

     Dan Mabey did not file Form 5 at the end of 2010. Form 5 was subsequently filed on April 7, 2011.

     Simon Westbrook did not file form 3 when he was appointed as Chief Financial officer on February 28, 2010. Form 3 was subsequently filed on April 7, 2011.

     Simon Westbrook did not file Form 5 at the end of 2010. Form 5 was subsequently filed on April 7, 2011.

     We regret the  delinquencies  but all  filings  are now  current and we are
     aware  of  the  need  for   immediate   filings  in  the  event  of  future
     transactions.

33. EXECUTIVE COMPENSATION

We have noted your comment and will provide additional narrative in our Summary Compensation Table with a view to future disclosure. We will revise this table (which will also include adjustments to the compensation for Mr. Karnik for 2008 and 2010, as subsequently ascertained during our review of the response to your letter) and include in our Amended Form 10-K as follows:

                                                                                   Change in
                                                                                    Pension
                                                                                   Value and
                                                                   Non-Equity     Nonqualified
 Name and                                                          Incentive        Deferred
 Principal                                   Stock       Option       Plan        Compensation     All Other
 Position       Year   Salary($)  Bonus($)  Awards($)   Awards($) Compensation($)  Earnings($)   Compensation($)  Totals($)
 --------       ----   ---------  --------  ---------   --------- ---------------  -----------   ---------------  ---------
Nitin Karnik    2010   $   --  (a)                                                                   $   --       $     --
                2009   $   --  (b)                                                                   $   --       $     --
                2008   $   --                                                                                     $     --

Danny Mabey     2010   $   --  (c)                                                                                $     --
                2009   $   --                                                                                     $     --

Simon Westbrook 2010   $   --  (d)                                                                                $     --
                2009   $   --                                                                                     $     --

Jose Chavez     2010   $   --
                2009   $  800  (e)                                                                                $    800
                2008   $4,800  (f)                                                                                $  4,800

     (a) Mr. Karnik is the CEO and owner of Numerity Corporation. In 2010, Numerity billed, and the Company accrued $150,000 for engineering, design and executive services provided by Numerity.

     (b) In 2009, Numerity billed, and the Company accrued a total of $895,000 which amount included $480,000 for engineering, design and executive services provided by Numerity, and $415,000 in respect of maintenance fees due under the terms of the Numerity License Agreement. During 2010, the Company paid $160,000 which was treated as payment of the oldest balance due to Numerity.

     (c) Danny Mabey was appointed as a director of the Company in 2010. He was granted compensation of $67,500 for the provision of consulting services which was paid through the issuance of 50,000 shares of fully-paid common stock in June 2010. Subsequent to December 31, in March 2011, Mr. Mabey renounced this compensation and returned the shares for cancellation.

     (d) Mr. Westbrook joined the Company as CFO in February 2010, and did not receive any compensation during the year ended December 31, 2010.

     (e) Mr. Chavez served as CEO of the Company from its formation until his resignation at the time of the merger in October 2009.

34. CERTAIN RELATIONSHIPS

We have noted your comment and will revise the sections relating to Mr Karnik to read as follows. The revised information will be included when we file our Amended form 10-K.

"One of our shareholders, directors and officers, Mr Karnick, who, together with his wife, owns approximately 16 million shares of restricted common stock, also owns a 100% interest in Numerity Corporation from whom we have licensed our engineering technology, IP and set top box designs, and to whom we are committed to pay royalties of $50 per STB after the first 100,000 units have been shipped, and $20 per STB after 200,000 units have been shipped. No royalty payments have been made through December 31, 2010 since no STBs have been shipped as at that date. In addition, the Company committed to pay $415,000 per annum to Numerity Corporation in respect of a maintenance agreement on the licensed software but has not made any such payments to Numerity as at December 31, 2010. On July 1, 2010, the Company and Numerity agreed to amend that licensing agreement to provide a deferral of maintenance dues, and an extension of credit until the earlier of three months after first commercial shipment, or June 30, 2011. The amendment was authorized for the Company by Mr Danny Mabey, an independent board director.

One of our shareholders, directors and officers, Mr Karnick, who, together with his wife, owns approximately 16 million shares of restricted common stock, also owns a 100% interest in Numerity Corporation with whom we have contracted the provision of executive, administration and business development services and to whom we were committed to pay contract service fees of $40,000 per month. On July 1, 2010, the Company agreed to amend that Service agreement such that the next $330,000 of service fees payable would be waived by Numerity, and the corresponding fees would be payable directly to Numerity's sub-contractors , either in cash or common stock at the option of the Company. Additionally, the parties agreed to extend credit of contract service fees currently due to Numerity on a rolling quarterly basis, subject to mutual agreement. The amendment was authorized by Mr Danny Mabey, an independent board director. In the years ended December 31, 2010 and 2009, the Company accrued $150,000 and $480,000 respectively for services provided by Numerity Corporation. During 2010, the Company paid $160,000 off the oldest portion of the debt leaving a balance due to Numerity at December 31, 2010 of $470,000.

One of our shareholders, directors and officers, Mr Karnick, who, together with his wife, owns approximately 16 million shares of restricted common stock, also owns a 100% interest in Numerity Corporation which owns the library of film content which we intend to include as part of our product offerings. Numerity has agreed to make the library available to us at no charge."

35. EXHIBITS

We note your comment regarding our Articles and Bylaws. We will file our current amended articles when we file our Amended form 10-K.

36. SIGNATURES

We will revise our Signatures to include the principal accounting officer when we file our Amended Form 10-K.

Based upon your response to this correspondence, we will revise and file an Amended From 10-K to reflect the disclosures discussed herein.

The Company hereby acknowledges:

     * The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     * Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     * The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ Nitin Karnik
-------------------------------
Nitin Karnik
Chief Executive Officer


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